Exhibit 99.1

Toronto Stock Exchange delists Besra shares

Toronto, Canada: 17 October 2014 – Besra (TSX: BEZ) (ASX: BEZ) (Frankfurt: OP6) advises that the Toronto Stock Exchange (TSX) will delist the common shares of the Company at the close of business today, 17 October 2014, for failure to meet the continued listing requirements of the TSX.

The areas of non-compliance relate to balance sheet issues and failure to file the audited 2014 accounts.  The Company is working on initiatives to address and rectify each of these issues.

The Australian Securities Exchange also suspended trading on 10 October 2014 as a result of the company not being up to date via the Ontario Securities Commission and on 27 October the OTC in the US will move Besra from the OTCQX to the OTCPink for delayed financial filings.

The Company will continue operating as normal without its shares being traded on the TSX.   Shareholders’ ownership and governance rights remain unaffected.  Pending restoration to a major trading platform Besra will seek quotation on an interim market to enable shareholders to retain some liquidity.

Besra is in the middle of a financing as previously announced on 9 October 2014 and this is expected to complete on or before the final deadline of 19 December 2014.  The closing of the $2 million tranche anticipated to close today will instead close within the next week due to a transactional delay. This will enable the audit to occur and the auditor’s report should be available within 60 – 90 days.

Restoring production in Vietnam remains a priority and production has already begun on small scale at Bong Mieu.  Discussions currently underway with the Ministry of Finance in Vietnam should result in a reduction of overall taxes owed.  Further fundraising discussions with other investors are ongoing to enable refinancing of existing convertible notes with longer maturity cheaper debt and negotiations are underway for a Bau project partner.

Besra expects that the company will seek to re-list on the TSX or another exchange, depending upon which exchange best suits the company’s circumstances in the new year.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “ Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information

James W Hamilton Investor Relations T: +1 (416) 572 2525 TF: 1 888 902 5522 (North America) E: ir@besra.com	Steve Wilson Corporate Communications T: +64 9 9121765 M: +64 21675660 TF: 800 308 602 (Australia) E: steve.wilson@besra.com